SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 9)


                         Merchants Bancshares, Inc.

                                Common Stock

                           Cusip Number 588448100


Item 1

a.    Name of Issuer:

      Merchants Bancshares, Inc.

b.    Address of Issuer's Principal Executive offices:

          275 Kennedy Drive
          S. Burlington, VT  05403

Item 2

a.    Name of Person Filing:

          The Merchants Bank 401(k) ESOP
          Administration Committee
          Tax I.D.  #03-0284573

b.    Address of Principal Business Office or, if none, Residence:

          275 Kennedy Drive
          S. Burlington, VT  05403

c.    Citizenship:

      U.S.A

d.    Title of Class of Securities:

      Common Stock

e.    CUSIP Number

      588448100

Item 3

      Person Filing is a:

f.    Employee Benefit Plan (401(k) Employee Stock Ownership Plan)

Item 4    Ownership

a.    Amount Beneficially Owed:

      As of December 31, 2001, 558,712.8766 shares were owned by The Merchants Bank 401(k) Employee Stock Ownership Plan.

b.    Percent of Class:

      9.11%

c.    Number of shares as to which such person has:

      i.    Sole power to vote or to direct the vote *

      ii.   Shared power to vote or to direct the vote *

      iii.  Sole power to dispose or to direct the disposition of *

      iv. Shared power to dispose or to direct the disposition of *

            The Merchants Bank 401(k) ESOP holds shares of Merchants Bancshares, Inc. for the benefit of the employee participants. If employee participants do not vote their shares, the 401(k) ESOP Administration Committee will vote their shares in accordance with the standard provisions of Section 404 of the Employee Retirement Income Security Act of 1974.

Item 5      Ownership of Five Percent or Less of a Class:

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another
            Person:

            The Merchants Bank 401(k) Employee Stock Ownership Plan is composed of employee participants who receive all dividends from, and the proceeds from the sale of said securities.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
            Holding Company:

            N/A

Item 8      Identification and Classification of Members of the
            Group:

            See Exhibit 1

Item 9      Notice of Dissolution of Group:

            N/A

Item 10     Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


            Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            2/12/02
            ---------------------------
            Date

            /s/ Michael W. Breen
            ---------------------------
            Signature

            Michael Breen, Vice President and member of Retirement Plan Administration Committee.


                                  Exhibit 1

                         Position with        Position
     Name             Merchants Bancshares    with Bank

Michael W. Breen                              VP & Corporate Banking
Officer

Thomas R. Havers                              SVP & Senior Operations &
                                              Information System Officer

Janet P. Spitler            Treasurer         VP & CFO